3 E NETWORK TECHNOLOGY GROUP LTD
B046 of Room 801, 11 Sixing Street
Huangge Town, Nansha District
Guangzhou, Guangdong Province, PRC

July 1, 2024

Mariam Mansaray

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	3 E Network Technology Group Ltd

Amendment No. 1 to Registration Statement on Form F-1

Filed January 19, 2024

File No. 333-276180

Dear Ms. Mansaray:

This letter is in response to the letter dated January 26, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to 3E Network Technology Group Ltd. (the “Company,” “we,” and “our”). The Second Amendment to the Registration Statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

Amendment No. 1 to Registration Statement on Form F-1

Capitalization, page 68

1.	Please revise to retroactively reflect the split on all share and per share amounts here and throughout the filing and to remove the “Adjusted (Taking into account of the share split on January 3, 2024)” column. In this regard, we note that you refer to 1,000 shares outstanding here are on page F-18. We also note that the net tangible book value per share of $416 is based on 1,000 shares outstanding. Refer to SAB Topic 4C.

Response: In response to the Staff’s comment, we respectfully advise that we have revised to retroactively reflect the split on all share and per share amounts throughout the filing and removed the “Adjusted (Taking into account of the share split on January 3, 2024)” column on page 69. Relevant revisions have been made on pages 69, 70, 71, 117, and F-38.

Division of Corporation Finance
Office of Finance
U.S. Securities and Exchange Commission

July 1, 2024

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Jinhua (Anna) Wang, Esq., of Robinson & Cole LLP, at (212) 451-2942.

Very truly yours,

[Signature Page Follows]

Division of Corporation Finance
Office of Finance
U.S. Securities and Exchange Commission

July 1, 2024

By:	/s/ Ye Tao
Ye Tao
Chief Executive Officer

Jinhua (Anna) Wang, Esq.
Robinson & Cole LLP

[signature page to the SEC response letter – 3E Network Technology Group Ltd]